SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 09, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

CALL NOTICE FOR THE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby called to the Annual and Extraordinary Shareholders' Meetings to be held on April 28, 2015, at 11:00 a.m., at the Company's headquarters at Av. Brig. Faria Lima, 3400, 20º andar, in the city and state of São Paulo, to resolve on the following agenda: Annual Shareholders’ Meeting: (i) to analyze the management accounts, examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2014; (ii) to determine the annual overall compensation of the administrators for fiscal year 2015; and (iii) to elect and define the number of members to compose the Company’s Board of Directors; Extraordinary Shareholders’ Meeting: (i) to approve the Protocol and Justification of Merger signed by representatives of the Company and CSN Cimentos S.A. (“CSN Cimentos”), in which all conditions and justifications for the Company’s merger of CSN Cimentos were laid out; (ii) to approve and ratify the contracting of APSIS Consultoria e Avaliações Ltda., a specialized company responsible for preparing the accounting appraisal report of the shareholders’ equity of CSN Cimentos, to be transferred to the Company; (iii) to approve the accounting appraisal report of the shareholders’ equity of CSN Cimentos; (iv) to approve the merger of CSN Cimentos by the Company, in accordance with the terms and conditions established by the above-mentioned Protocol and Justification of Merger; (v) to authorize Management to take all the necessary measures to implement the merger of CSN Cimentos by the Company; and, in second call, in accordance with article 124, paragraph 1 of Law 6404/76, (vi) to approve the amendment of article 5 of the Company’s Bylaws to reflect the new capital stock, due to the cancellation of shares held in treasury approved by the board of directors; and (vii) to approve the consolidation of the Company’s Bylaws;

Those Shareholders whose shares are held under custody are requested to present a statement of their shareholdings issued by the custodian institution. Shareholders intending to be represented by an attorney-in-fact shall observe the provisions of paragraph 1 article 126 of Law 6,404/76, delivering, preferably, at the Company’s headquarters, the powers of attorney with special powers for representation at the Annual General Meeting referred to herein, at least, forty-eight (48) hours prior to the date scheduled for the meeting, in order to enhance services provided to shareholders.

Documents related to the items included in the Agenda are available to Shareholders’ consultation at the Company’s headquarters and on the websites of the Brazilian Securities and Exchange Commission (CVM), at www.cvm.gov.br; BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros S.A., at www.bmfbovespa.com.br, and the Company, at www.csn.com.br/ir.”

São Paulo, April 09, 2015.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 09, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.